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www.phelpsdunbar.com

June 8, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christian N. Windsor

Division of Corporation Finance

Re:	Renasant Corporation

Registration Statement on Form S-3

Commission File No. 333-134305

Dear Mr. Windsor:

On behalf of Renasant Corporation (the “Registrant”), I hereby request, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will become effective at 10:00 a.m., Eastern Standard Time, on Monday, June 12, 2006, or as soon thereafter as possible.

The Registrant acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this acceleration request, please contact me at (504) 584-9236.

Very truly yours,

Mark W. Jeanfreau